Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three months ended December 31, 2021 and 2020

(unaudited)

Interim Consolidated Statements of Earnings

For the three months ended December 31

(in thousands of Canadian dollars, except per share data) (unaudited)

	Notes	2021	2020
		$	$

Revenue	8	3,092,396	3,019,441
Operating expenses

Costs of services, selling and administrative		2,570,607	2,526,474

Acquisition-related and integration costs	6b	2,617	4,739

Net finance costs		25,578	27,178

Foreign exchange loss (gain)		327	(2,759)

		2,599,129	2,555,632
Earnings before income taxes		493,267	463,809

Income tax expense		125,819	120,358

Net earnings		367,448	343,451

Earnings per share

Basic earnings per share	5c	1.51	1.34

Diluted earnings per share	5c	1.49	1.32

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	1

Interim Consolidated Statements of Comprehensive Income

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	2021	2020
	$	$

Net earnings	367,448	343,451
Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized losses on translating financial statements of foreign operations	(94,040)	(78,314)

Net gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	9,849	77,813

Deferred costs of hedging on cross-currency swaps	(828)	(3,544)

Net unrealized gains (losses) on cash flow hedges	7,233	(9,831)

Net unrealized losses on financial assets at fair value through other comprehensive income	(1,048)	(192)

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement (losses) gains on defined benefit plans	(12,585)	14,758

Other comprehensive (loss) income	(91,419)	690

Comprehensive income	276,029	344,141

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at December 31, 2021	As at September 30, 2021
		$	$

Assets

Current assets

Cash and cash equivalents	7c and 9	1,184,641	1,699,206

Accounts receivable		1,385,574	1,231,452

Work in progress		961,708	1,045,058

Current financial assets	9	20,294	18,961

Prepaid expenses and other current assets		166,985	172,371

Income taxes		6,455	4,936
Total current assets before funds held for clients		3,725,657	4,171,984

Funds held for clients		638,041	593,154
Total current assets		4,363,698	4,765,138

Property, plant and equipment		353,959	352,092

Right-of-use assets		554,387	586,207

Contract costs		234,089	230,562

Intangible assets		533,553	506,793

Other long-term assets		172,748	191,512

Long-term financial assets		159,146	152,658

Deferred tax assets		100,498	96,358

Goodwill		8,232,782	8,139,701

		14,704,860	15,021,021

Liabilities

Current liabilities

Accounts payable and accrued liabilities		938,292	891,374

Accrued compensation and employee-related liabilities		1,014,076	1,084,014

Current portion of long-term debt		74,193	392,727

Deferred revenue		471,489	445,740

Income taxes		223,476	160,651

Current portion of lease liabilities		168,401	167,819

Provisions		50,061	63,549

Current derivative financial instruments	9	6,411	6,497
Total current liabilities before clients’ funds obligations		2,946,399	3,212,371

Clients’ funds obligations		637,159	591,101
Total current liabilities		3,583,558	3,803,472

Long-term debt		3,003,812	3,008,929

Long-term income taxes		—	5,719

Long-term lease liabilities		576,707	609,121

Long-term provisions		21,836	26,576

Other long-term liabilities		195,197	202,662

Long-term derivative financial instruments	9	27,715	41,784

Deferred tax liabilities		128,838	132,038

Retirement benefits obligations		197,961	204,488

		7,735,624	8,034,789

Equity

Retained earnings		4,867,423	4,732,229

Accumulated other comprehensive income	4	240,161	331,580

Capital stock	5a	1,571,878	1,632,705

Contributed surplus		289,774	289,718

		6,969,236	6,986,232

		14,704,860	15,021,021

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	3

Interim Consolidated Statements of Changes in Equity

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2021		4,732,229	331,580	1,632,705	289,718	6,986,232

Net earnings		367,448	—	—	—	367,448

Other comprehensive loss		—	(91,419)	—	—	(91,419)
Comprehensive income (loss)		367,448	(91,419)	—	—	276,029

Share-based payment costs		—	—	—	15,041	15,041

Income tax impact associated with stock options		—	—	—	1,579	1,579

Exercise of stock options	5a	—	—	13,450	(2,279)	11,171

Exercise of performance share units	5a	—	—	14,285	(14,285)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(232,254)	—	(18,259)	—	(250,513)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(70,303)	—	(70,303)

Balance as at December 31, 2021		4,867,423	240,161	1,571,878	289,774	6,969,236

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2020		4,703,642	545,710	1,761,873	252,935	7,264,160

Net earnings		343,451	—	—	—	343,451

Other comprehensive income		—	690	—	—	690
Comprehensive income		343,451	690	—	—	344,141

Share-based payment costs		—	—	—	11,704	11,704

Income tax impact associated with stock options		—	—	—	6,371	6,371

Exercise of stock options	5a	—	—	17,557	(3,047)	14,510

Exercise of performance share units	5a	—	—	6,106	(6,106)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(399,305)	—	(36,982)	—	(436,287)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(31,404)	—	(31,404)

Balance as at December 31, 2020		4,647,788	546,400	1,717,150	261,857	7,173,195

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	4

Interim Consolidated Statements of Cash Flows

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Notes	2021	2020
		$	$

Operating activities

Net earnings		367,448	343,451

Adjustments for:

Amortization, depreciation and impairment		118,255	132,417

Deferred income tax recovery		(7,271)	(3,548)

Foreign exchange gain		(1,440)	(9,253)

Share-based payment costs		15,041	11,704

Net change in non-cash working capital items	7a	(7,708)	122,702

Cash provided by operating activities		484,325	597,473

Investing activities

Net change in short-term investments		—	1,473

Business acquisitions (considering the bank overdraft assumed and cash acquired)		(121,672)	(27,268)

Purchase of property, plant and equipment		(42,593)	(16,809)

Additions to contract costs		(16,222)	(14,307)

Additions to intangible assets		(25,493)	(24,904)

Purchase of long-term investments		(691)	(1,915)

Proceeds from sale of long-term investments		813	2,609

Cash used in investing activities		(205,858)	(81,121)

Financing activities

Increase of long-term debt		—	6,425

Repayment of long-term debt		(326,788)	(39,883)

Payment of lease liabilities		(36,570)	(41,019)

Repayment of debt assumed in business acquisitions		(84,558)	—

Purchase of Class A subordinate voting shares held in trusts	5a	(70,303)	(31,404)

Purchase and cancellation of Class A subordinate voting shares	5a	(266,915)	(436,055)

Issuance of Class A subordinate voting shares		11,159	14,511

Cash used in financing activities		(773,975)	(527,425)

Effect of foreign exchange rate changes on cash and cash equivalents		(19,057)	(21,813)
Net decrease in cash and cash equivalents		(514,565)	(32,886)

Cash and cash equivalents, beginning of period		1,699,206	1,707,985

Cash and cash equivalents, end of period		1,184,641	1,675,099

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business consulting, strategic IT consulting and systems integration, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2021 which were consistently applied to all periods presented, except for the new accounting standard adopted on October 1, 2021, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2021.

The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2021 and 2020 were authorized for issue by the Board of Directors on February 1, 2022.

3.	Accounting policies

USE OF JUDGEMENTS AND ESTIMATES

For the period ended December 31, 2021, the Company assessed the impact of the uncertainties around the COVID-19 pandemic, on its balance sheet carrying amounts. This review required the use of judgements and estimates and resulted in no material impacts.

The Company will continue to monitor the impact of the development of the COVID-19 pandemic in future reporting periods.

ADOPTION OF ACCOUNTING STANDARD

The following standard has been adopted by the Company on October 1, 2021:

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

For financial instruments at amortized cost, the amendment introduces a practical expedient such that if a change to contractual cash flow occurs as a direct consequence of the interbank offered rates (IBORs) reform and on economically equivalent terms to the previous basis, it will not result in an immediate gain or loss recognition. As for hedge accounting, the practical expedient allows hedge instrument relationships directly affected by the reform to continue. However, additional ineffectiveness might need to be recorded.

The Company has financial instruments exposed to the 1 month USD Libor rate, which is planned to expire in June 2023. As at December 31, 2021, the only instruments with a maturity date subsequent to June 2023 directly impacted by the IBORs reform are the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments) expiring in December 2023.

The implementation of this amendment resulted in no impact on the Company’s interim condensed consolidated financial statements. The Company is currently managing the process to transition the existing impacted agreements to an alternative rate.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective as of December 31, 2021:

In May 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendment clarifies that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract. The standard will be effective on October 1, 2022 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Accounting standards currently issued by the IASB, but effective on October 1, 2023 for the Company, with earlier application permitted, are described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2021.

4.	Accumulated other comprehensive income

	As at December 31, 2021	As at September 30, 2021
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $43,152 ($43,208 as at September 30, 2021)	517,190	611,230

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $40,107 ($41,611 as at September 30, 2021)	(257,300)	(267,149)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $1,529 ($2,369 as at September 30, 2021)	5,741	6,569

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $3,818 ($1,252 as at September 30, 2021)	12,262	5,029

Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $261 ($592 as at September 30, 2021)	1,143	2,191

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $15,031 ($11,084 as at September 30, 2021)	(38,875)	(26,290)

	240,161	331,580

For the three months ended December 31, 2021, $360,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $249,000, previously recognized in other comprehensive income, were reclassified in the consolidated statements of earnings ($398,000 of the net unrealized losses on cash flow hedges, net of income tax recovery of $235,000, were reclassified for the three months ended December 31, 2020).

For the three months ended December 31, 2021, $2,647,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $955,000, were also reclassified in the consolidated statements of earnings ($2,523,000 and $909,000, respectively for the three months ended December 31, 2020).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B multiple voting shares			Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2021	219,171,329	1,595,811	26,445,706	36,894	245,617,035	1,632,705

Performance share units (PSUs) exercised[1]	—	14,285	—	—	—	14,285

Issued upon exercise of stock options[2]	183,730	13,450	—	—	183,730	13,450

Purchased and cancelled[3]	(2,460,766)	(18,259)	—	—	(2,460,766)	(18,259)

Purchased and held in trusts[4]	—	(70,303)	—	—	—	(70,303)

As at December 31, 2021	216,894,293	1,534,984	26,445,706	36,894	243,339,999	1,571,878

[1]

During the three months ended December 31, 2021, 212,611 PSUs were exercised (103,381 during the three months ended December 31, 2020) with a recorded value of $14,285,000 ($6,106,000 during the three months ended December 31, 2020) that was removed from contributed surplus. As at December 31, 2021, 1,862,969 Class A subordinate voting shares were held in trusts under the PSU plans (1,449,247 as at December 31, 2020).

[2]

The carrying value of Class A subordinate voting shares includes $2,279,000, which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the three months ended December 31, 2021 ($3,047,000 during the three months ended December 31, 2020).

[3]

On February 1, 2022, the Company’s Board of Directors authorized, subject to regulatory approval from the Toronto Stock Exchange (TSX), the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 18,781,981 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2022 until no later than February 5, 2023, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the three months ended December 31, 2021, the Company purchased for cancellation 2,310,766 Class A subordinate voting shares (4,654,700 during the three months ended December 31, 2020) under its current NCIB for a cash consideration of $250,513,000 ($436,287,000 for the three months ended December 31, 2020) and the excess of the purchase price over the carrying value in the amount of $232,254,000 ($399,305,000 for the three months ended December 31, 2020) was charged to retained earnings.

As of September 30,2021, 150,000 Class A subordinate voting shares purchased for cancellation, for a cash consideration of $16,402,000 and with a carrying value of $1,181,000, were held by the Company, and they were paid and cancelled during the three months ended December 31, 2021.

[4]

During the three months ended December 31, 2021, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 643,629 Class A subordinate voting shares of the Company on the open market (309,606 during the three months ended December 31, 2020) for a cash consideration of $70,303,000 ($31,404,000 during the three months ended December 31, 2020).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments

i)	Performance share units (PSUs)

During the three months ended December 31, 2021, 782,522 PSUs were granted, 212,611 were exercised (Note 5a) and 126,066 were forfeited. The PSUs granted in the period had a grant date fair value of $109.21 per unit.

ii)	Stock options

During the three months ended December 31, 2021, 183,730 stock options were exercised (Note 5a) and 146,447 were forfeited.

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

			2021			2020

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$

Basic	367,448	242,953,751	1.51	343,451	256,902,859	1.34

Net effect of dilutive stock options and PSUs[2]		3,857,311			3,517,028

Diluted	367,448	246,811,062	1.49	343,451	260,419,887	1.32

[1]

During the three months ended December 31, 2021, 2,460,766 Class A subordinate voting shares purchased for cancellation and 1,864,539 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (4,654,700 and 1,449,247, respectively during the three months ended December 31, 2020).

[2]

The calculation of the diluted earnings per share excluded 324,089 stock options for the three months ended December 31, 2021 (1,333,235 for the three months ended December 31, 2020), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Investments in subsidiaries

a)	Business acquisitions realized in the current fiscal year

The Company made the following acquisitions during the three months ended December 31, 2021:

–

On October 1, 2021, the Company acquired all of the outstanding shares of Array Holding Company, Inc. (Array), for a purchase price of $63,279,000. Based in the United States, Array is a leading digital services provider that optimizes mission performance for the U.S. Department of Defense and other government organizations and is headquartered in Greenbelt, Maryland.

–

On October 28, 2021, the Company acquired all of the outstanding shares of Cognicase Management Consulting (CMC), for a purchase price of $93,080,000. Based in Spain, CMC is a leading provider of technology and management consulting services and solutions, headquartered in Madrid.

The following table presents the preliminary fair value of assets acquired and liabilities assumed for the acquisition of CMC based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

$

Current assets	54,783

Property, plant and equipment	1,534

Rights-of-use assets	3,354

Contract costs	1,812

Intangible assets	21,997

Goodwill[1]	90,835

Current liabilities	(43,034)

Long-term debt	(38,406)

Lease liabilities	(3,806)

Deferred tax liabilities	(2,893)

86,176

Cash acquired	6,904

Net assets acquired	93,080

Consideration paid	78,358

Consideration payable	14,722

[1]

The goodwill arising from the acquisition mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill is not deductible for tax purposes.

The fair value of assets acquired and liabilities assumed is expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.

For the three months ended December 31, 2021, the above acquisitions would have contributed approximately $50,000,000 of revenues and $2,500,000 of earnings before acquisition-related and integration costs, and income taxes to the financial results of the Company had both the acquisition dates been October 1, 2021. These pro-forma figures are estimated based on the historical financial performance of the acquired businesses prior to the business combinations and do not include any financial synergies.

These acquisitions were made to further expands CGI’s footprint in the region and to complement CGI’s proximity model.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Investments in subsidiaries (continued)

b)	Acquisition-related and integration costs

During the three months ended December 31, 2021, the Company expensed $2,617,000, for acquisition-related and integration costs ($4,739,000 during the three months ended December 31, 2020). This amount includes acquisition-related costs of $140,000 (nil during the three months ended December 31, 2020), and integration costs of $2,477,000 ($4,739,000 during the three months ended December 31, 2020). The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs include terminations of employment of $998,000 accounted for in restructuring provisions ($750,000 during the three months ended December 31, 2020), and other integration costs of $1,479,000 ($3,989,000 during the three months ended December 31, 2020).

7.	Supplementary cash flow information

a)   Net change in non-cash working capital items is as follows for the three months ended December 31:

	2021	2020
	$	$

Accounts receivable	(122,740)	(97,725)

Work in progress	89,834	68,234

Prepaid expenses and other assets	10,309	(19,768)

Long-term financial assets	(3,823)	(11,062)

Accounts payable and accrued liabilities	60,682	34,404

Accrued compensation and employee-related liabilities	(78,229)	(6,012)

Deferred revenue	31,610	88,933

Income taxes	56,970	60,573

Provisions	(19,311)	(13,678)

Long-term liabilities	(31,858)	183

Derivative financial instruments	(292)	(126)

Retirement benefits obligations	(860)	18,746

	(7,708)	122,702

b) Net interest paid and income taxes paid are classified within operating activities and are as follows for the three months ended December 31:
	2021	2020
	$	$

Net interest paid	15,633	23,041

Income taxes paid	43,693	58,064

c)   Cash and cash equivalents consisted of unrestricted cash as at December 31, 2021 and September 30, 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information

The following tables present information on the Company’s operations which are managed through the following nine operating segments, namely: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and the Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

								For the three months ended December 31, 2021

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	513,539	483,434	465,515	416,575	298,462	331,695	244,957	192,276	183,965	(38,022)	3,092,396

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	78,890	71,683	119,270	58,859	47,166	47,741	13,818	24,976	59,059	—	521,462

Acquisition-related and integration costs (Note 6b)											(2,617)

Net finance costs											(25,578)

Earnings before income taxes											493,267

[1]  Total amortization and depreciation of $118,047,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $14,600,000, $17,274,000, $15,540,000, $13,852,000, $9,661,000, $16,447,000, $15,588,000, $8,405,000 and $6,680,000, respectively for the three months ended December 31, 2021.

								For the three months ended December 31, 2020

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	480,320	436,424	429,764	410,986	327,795	318,386	274,539	208,001	161,881	(28,655)	3,019,441

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	66,238	67,127	99,044	54,901	58,813	41,959	24,158	31,031	52,455	—	495,726

Acquisition-related and integration costs (Note 6b)											(4,739)

Net finance costs											(27,178)

Earnings before income taxes											463,809

[1]

Total amortization and depreciation of $131,032,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments are $18,536,000, $18,546,000, $15,528,000, $12,855,000, $13,459,000, $17,638,000, $16,189,000, $12,117,000 and $6,164,000, respectively for the three months ended December 31, 2020. Amortization includes impairments in Western and Southern Europe for $3,058,000 related to business solutions and in Finland, Poland and Baltics for $3,490,000 related to contract costs. These assets were no longer expected to generate future economic benefits.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2021. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three months ended December 31:

	2021	2020
	$	$

Western and Southern Europe

France	431,823	421,170

Spain	26,895	8,293

Portugal	26,084	26,144

Others	23,007	24,079

	507,809	479,686

U.S.[1]	935,296	868,531

Canada	502,692	464,610

U.K. and Australia

U.K.	327,306	362,549

Australia	16,154	16,466

	343,460	379,015

Central and Eastern Europe

Germany	198,371	190,442

Netherlands	126,832	117,770

Others	18,003	19,021

	343,206	327,233

Scandinavia

Sweden	191,361	208,855

Others	67,139	77,236

	258,500	286,091

Finland, Poland and Baltics

Finland	191,735	203,283

Others	8,705	9,620

	200,440	212,903

Asia Pacific

Others	993	1,372

	993	1,372

	3,092,396	3,019,441

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $515,714,000 and $419,582,000, respectively for the three months ended December 31, 2021 ($453,109,000 and $415,422,000, respectively for the three months ended December 31, 2020).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three months ended December 31:

	2021	2020
	$	$

Managed IT and business process services	1,711,958	1,674,391

Business consulting, strategic IT consulting and systems integration	1,380,438	1,345,050

	3,092,396	3,019,441

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $402,541,000 and 13.0% of revenues for the three months ended December 31, 2021 ($392,976,000 and 13.0% for the three months ended December 31, 2020).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, cash included in funds held for clients, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the Senior U.S. unsecured notes, the 5 and 10 year Senior U.S. unsecured notes (2021 U.S. Senior Notes), the 7 year Senior unsecured notes (2021 CAD Senior Notes), the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash and cash equivalents and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the three months ended December 31, 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at December 31, 2021		As at September 30, 2021

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$

Senior U.S. unsecured notes	Level 2	569,574	605,860	888,307	936,084

2021 U.S. Senior Notes	Level 2	1,251,685	1,232,012	1,253,226	1,255,055

2021 CAD Senior Notes	Level 2	595,500	571,442	595,331	585,506

Other long-term debt	Level 2	28,654	27,863	31,169	30,345

		2,445,413	2,437,177	2,768,033	2,806,990

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

During the three months ended December 31, 2021, the Company entered into Canadian dollar to euro fixed for fixed cross-currency swap agreements for a notional amount of $600,000,000, related to the 2021 CAD Senior Notes which has a maturity date of September 2028. The cross-currency swaps were designated as hedging instruments on the Company’s net investment in European operations.

In December 2021, the Company repaid the last tranche of the Senior U.S. unsecured notes issued in 2011 of U.S. $250,000,000, for a total amount of $319,663,000 and settled the related interest rate swaps.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended December 31, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at December 31, 2021	As at September 30, 2021
		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	1,184,641	1,699,206

Deferred compensation plan assets	Level 1	87,551	81,633

		1,272,192	1,780,839
Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		5,166	4,146

Foreign currency forward contracts		14,102	12,745

Interest rate swaps		—	1,043

Long-term derivative financial instruments	Level 2

Cross-currency swaps		26,530	24,347

Foreign currency forward contracts		9,921	9,231

		55,719	51,512
FVOCI

Short-term investments included in current financial assets	Level 2	1,026	1,027

Long-term bonds included in funds held for clients	Level 2	135,405	136,629

Long-term investments	Level 2	19,416	19,354

		155,847	157,010
Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		5,857	5,762

Foreign currency forward contracts		554	735

Long-term derivative financial instruments	Level 2

Cross-currency swaps		26,550	39,918

Foreign currency forward contracts		1,165	1,866

		34,126	48,281

There were no transfers between Level 1 and Level 2 during the three months ended December 31, 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2021 and 2020	17